Exhibit 99.5

Central GoldTrust Files Information Circular and Recommends That Unitholders

Vote FOR the Proposed ETF Conversion and Immediately Withdraw Any Units Tendered to Sprott’s Offer

ETF Conversion with Enhanced Redemption Features is a Clearly Superior Alternative to Sprott’s Offer

(Toronto, ON, December 4, 2015) – Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) announced today that it has filed its Trustees’ Information Circular (the “Circular”) for the upcoming special meeting of unitholders to be held on January 26, 2016 (the “Meeting”). The Meeting has been called for unitholders to consider and vote on the proposed conversion (the “ETF Conversion”) of GoldTrust into a gold bullion exchange-traded fund (“ETF”) to be managed by Purpose Investments (“Purpose”), with bullion holdings administered by Central Gold Managers, GoldTrust’s current administrator.

GoldTrust unitholders are urged to read and carefully consider the contents of the Circular. The Circular is being mailed to unitholders and can also be accessed from GoldTrust’s website, www.gold-trust.com or www.goldtrust.ca, and also on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Following a successful vote on the ETF Conversion and until all stock exchange and regulatory approvals are received for the ETF Conversion, GoldTrust’s current redemption features will be amended to immediately provide significantly enhanced liquidity for ALL unitholders, similar to the liquidity expected after completion of the ETF Conversion. The proposed changes to GoldTrust’s current redemption features, to be effective immediately following unitholder approval and other required approvals, and for the period prior to completion of the ETF Conversion, are as follows:

1.	GoldTrust will immediately implement a cash redemption feature which will allow ALL unitholders to redeem their units for cash at 100% of net asset value[1] (“NAV”) on a bi-weekly basis. This redemption feature is superior to the physical redemption feature of Sprott Physical Gold Trust (“Sprott PHYS”), which is only available monthly, and which would only be available to approximately 1% of current GoldTrust unitholders; and,

2.	GoldTrust will immediately implement a daily cash redemption feature at 95% of NAV[2] that will be available to ALL unitholders. This compares favourably with Sprott PHYS’ cash redemption feature which is at the lesser of (i) 95% of the market price of Sprott PHYS units, and (ii) NAV, and is only available on a monthly basis. The new GoldTrust daily cash redemption feature is identical to the enhanced redemption feature that was approved by the Trustees in June, but was blocked by Sprott’s court actions.

The ETF Conversion is subject to stock exchange and regulatory approvals in Canada and the United States as described in the Circular. Following completion of the ETF Conversion, GoldTrust’s daily cash redemption feature at 95% of NAV will be retained, and the bi-weekly cash redemption feature will be replaced with a daily bullion redemption feature (at 100% of NAV3) similar to that of existing gold bullion ETFs in the marketplace. In the event that the ETF Conversion is not completed, only the 95% cash redemption feature would be retained on an ongoing basis. Given the enhanced redemption features to be implemented immediately following unitholder approval, we expect that GoldTrust unitholders will receive much of the benefit of the ETF structure in advance of the actual completion of the ETF Conversion.

Bruce Heagle, Chair of the Special Committee of the Board of Trustees, stated “We urge all GoldTrust unitholders to carefully review the Circular, which outlines all the pertinent details of the proposed ETF Conversion and its anticipated benefits to ALL unitholders. The proposed ETF Conversion is expected to provide unitholders with:

•	Better trading price relative to NAV than Sprott;
•	Better liquidity and redemption features than Sprott;
•	Better bullion security and safeguards than Sprott;
•	Better ability to grow than Sprott; and
•	Substantially lower fees than Sprott

Given the advantages of the proposed ETF Conversion and the implementation of enhanced redemption features, the Independent Trustees, with the assistance of legal and financial advisors, have concluded that the ETF Conversion with Purpose represents a clearly superior alternative to the unsolicited Sprott offer for ALL GoldTrust unitholders. Accordingly, the Board of Trustees recommends that unitholders vote FOR the ETF Conversion. For any unitholders who may have already tendered their units to Sprott’s offer, it is very important that they withdraw any tendered units immediately in order to have the opportunity to review and consider the proposed ETF Conversion. Sprott has said they intend to use the powers of attorney attached to any tendered units to replace the Independent Trustees, which would deny GoldTrust unitholders the opportunity to consider the superior alternative we are recommending. We thank unitholders for their continued patience and support of Central GoldTrust.”

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

GoldTrust Urges ALL Unitholders to Vote FOR the ETF Conversion & Immediately WITHDRAW any Units Tendered to the Sprott Offer

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

In arriving at its recommendation, the Board of Trustees considered, among other things, the following significant factors, details of which can be found in the “Reasons for Voting in Favour of the ETF Conversion” section of the Circular filed today:

Reasons to Vote FOR the ETF Conversion

1.	The ETF Conversion is expected to eliminate material trading discounts to NAV and significantly enhance liquidity for Unitholders
➢	GoldTrust units expected to trade in-line with NAV, similar to other gold bullion ETFs
➢	By contrast, Sprott PHYS has traded at an average discount to NAV of 0.4% over the past two years, and as high as 1.3% over the same period (and as high as 4.2% over the past three years)
➢	Market makers would provide significantly enhanced two-way liquidity in GoldTrust units

2.	Enhanced cash redemption features will provide unitholders with significantly increased liquidity immediately following unitholder approval
➢	Unitholders will gain immediate liquidity following approval of the ETF Conversion through ability to redeem for cash at 100% of NAV until ETF Conversion is completed
➢	Enhanced cash redemption features should cause GoldTrust units to trade in-line with NAV in the market
➢	Enhanced cash redemption features should provide superior liquidity for unitholders relative to Sprott PHYS

3.	The ETF Conversion would maintain GoldTrust’s low administration fees, which are 43% lower than those of Sprott PHYS
➢	All the anticipated benefits of the ETF Conversion will come at no additional cost to unitholders
➢	Additional 25% reduction in administration fees to recover up to $1.9[4] million in costs incurred to defend against Sprott’s hostile bid

4.	As an ETF, GoldTrust will have an enhanced ability to grow its asset base as units will be continuously offered at NAV on a daily basis, and thus reduce expenses on a per unit basis
➢	ETF structure provides ability to grow in all market conditions – would reduce expenses for unitholders due to allocation of fixed costs across larger asset base and GoldTrust’s unique sliding-scale administration fee structure
➢	Sprott PHYS has seen 28% of its units redeemed by its own investors since 2013 due to their physical redemption feature, increasing its total expense ratio by 18%, and faces risk of significant further redemptions if weak gold price environment persists

5.	The ETF Conversion would maintain GoldTrust’s industry-leading bullion security and safeguards, which are superior to those of Sprott PHYS

6.	Creation of the only dual-listed (Canada and U.S.) gold bullion ETF
➢	As an ETF, GoldTrust will maintain its Canadian and U.S. listings with no disruption in trading for unitholders

7.	Unitholders will benefit from Purpose’s experience in ETF management and marketing at no additional cost
➢	The senior management team at Purpose are among Canada’s most experienced ETF managers and marketers, and have internal and external extensive sales and distribution contacts
➢	Purpose has a track record of growth – the principals of Purpose built Claymore Investments from start-up to one of Canada’s largest ETF providers, with $8 billion in assets under management, before selling to BlackRock in 2012

8.	The ETF Conversion is not expected to have any material adverse tax effect on GoldTrust or its unitholders and will preserve GoldTrust’s tax efficient structure

9.	Sprott’s Offer is self-serving - they have a very poor track record as a manager of investor capital and are desperate to reverse declines in their assets under management and fee income
➢	Unitholders should not believe Sprott’s self-serving rhetoric, which is designed to distract from the obvious deficiencies in their offer and their poor track record
➢	Sprott’s assets under management and fee income are down 28% and 38%, respectively over the last three years – their offer is a transparent and desperate attempt to reverse these declines, with no regard to what’s best for GoldTrust unitholders

Bennett Jones LLP is acting as legal counsel to the Special Committee of the Independent Trustees of GoldTrust, Dentons Canada LLP and Dorsey & Whitney LLP are acting as legal counsel to GoldTrust and CIBC World Markets Inc. is acting as financial advisor to GoldTrust.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

GoldTrust Urges ALL Unitholders to Vote FOR the ETF Conversion & Immediately WITHDRAW any Units Tendered to the Sprott Offer

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At December 3, 2015, the units of Central GoldTrust were 100% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The recommendation of the Trustees described herein with respect to Sprott’s offer is contained in the Trustees’ Circular dated June 9, 2015 (the “Trustee’s Circular”), which has been filed with Canadian securities regulatory authorities. The Trustees’ Circular, a Notice of Change dated December 3, 2015 and the Circular are contained in the solicitation/recommendation statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular, the solicitation/recommendation statement on Schedule 14D-9, as amended, and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities since 2003 may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement on Schedule 14D-9 and other SEC filings made by GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.goldtrust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws and “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the anticipated impacts on GoldTrust following implementation of the proposed amendments to the cash redemption provisions of the Declaration of Trust and the completion of the ETF Conversion, including the anticipated impacts on unit liquidity, trading discounts to NAV, administration fees, bullion security and safeguards, marketing capabilities and the ability to grow GoldTrust’s asset base; the tax consequences of the proposed cash redemption features and the ETF Conversion on GoldTrust and its unitholders; the continued listing of units on Canadian and U.S. stock exchanges following adoption of the proposed amendments to the Declaration of Trust and completion of the ETF Conversion; any anticipated steps or actions that Sprott might take using the amended powers of attorney, including the removal of GoldTrust’s independent Trustees, the election of Sprott’s own Trustee nominees and the completion of the Sprott offer, the reasons of the Board of Trustees for recommending to unitholders the rejection of Sprott’s offer, not taking any action with respect to Sprott’s offer, not tendering any units to Sprott’s offer and withdrawing any units already tendered to Sprott’s offer; the anticipated costs, risks and uncertainties associated with Sprott’s offer, including any anticipated impacts on bullion security, governance and unitholder rights, potential tax risks, leverage to rising gold prices and fees to be collected by Sprott; the anticipated timing, mechanics, completion and settlement of Sprott’s offer; the value of the Sprott Physical Gold Trust units that would be received as consideration under Sprott’s offer; the ability of Sprott to complete the transactions contemplated by Sprott’s offer; any anticipated results or performance of Sprott Physical Gold Trust or any other affiliates of Sprott; any anticipated changes to the market price of Sprott Physical Gold Trust units or any other securities of Sprott and their affiliates; any anticipated future prices of gold and the units; and the proposed ETF conversion and related amendments to GoldTrust’s constating documents, the anticipated benefits thereof and the likelihood of such proposed transactions being completed on the terms outlined herein or at all. GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

1 Net of reasonable transaction costs incurred by GoldTrust related to the redemption.

2 Net of reasonable transaction costs incurred by GoldTrust related to the redemption.

3 Net of reasonable transaction costs incurred by GoldTrust related to the redemption.

4 Subject to pro-rata reduction based on exchanges or redemptions of units during the first 30 days following the ETF Conversion.

The Choice is Clear - ETF Conversion is the Superior Alternative for ALL GoldTrust Unitholders

GoldTrust Urges ALL Unitholders to Vote FOR the ETF Conversion & Immediately WITHDRAW any Units Tendered to the Sprott Offer

Questions or assistance, please call D.F. King toll-free at 1-800-251-7519 or visit www.gold-trust.com for further details